Williams Rowland Acquisition Corp.
450 Post Road East
Westport, CT 06880

July 22, 2021

VIA EDGAR & TELECOPY
Ms. Maryse Mills-Apenteng

Mr. Christopher Dunham
Division of Corporation Finance

Office of Real Estate and Construction

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Williams Rowland Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333-257396) (the “Registration Statement”)

Dear Ms. Mills-Apteneng and Mr. Dunham:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on July 26, 2021, or as soon thereafter as practicable.

Very truly yours,

Williams Rowland Acquisition Corp.

By:	/s/ David B. Williams
Name: David B. Williams
Title: Co-Chief Executive Officer